Exhibit 99.1

Santiago, November 30, 2021

GG/289/2021

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Commission for the Financial Market (the “CMF”), we inform the following Material Event:

On this date, a share purchase agreement has been entered into, under which Itaú Corpbanca, together with the remaining bank’s shareholders of "Operadora de Tarjetas de Crédito Nexus S.A." (“Nexus”), has agreed to sell to Minsait Payments Systems Chile S.A. (a subsidiary of the Spanish company Indra Sistemas S.A.) 100% of the shares issued by Nexus, subject to the fulfillment of certain conditions, including the CMF approval for the disposal of 100% of the shares of Nexus S.A. and the Chilean Antitrust Authority approval.

Once all the conditions have been met and the approvals have been obtained, the shares will be transferred on the closing date, in accordance with the terms set forth in the share purchase agreement.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Itaú Corpbanca